RATIO OF EARNINGS TO FIXED CHARGES	Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

ANADIGICS, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE SIX MONTHS ENDED JULY 4, 2015 AND JUNE 28, 2014

AND THE YEARS ENDED DECEMBER 31, 2014, 2013, 2012, 2011 AND 2010

(in thousands, except ratios)

	Year ended December 31,					Six months ended
	2014	2013	2012	2011	2010	7/4/2015	6/28/2014
Fixed Charges:
Portion of rental expense representing interest	$843	$869	$950	$872	$874	$396	$438
Interest and amortization of debt issuance costs	303	82	0	25	154	35	93
Fixed charges, total	1146	951	950	897	1028	431	531

Earnings:
(Loss) earnings before income taxes	(38,890)	(53,979)	(69,853)	(49,323)	963	(11,205)	(26,784)
Earnings, as defined	(37,744)	(53,028)	(68,903)	(48,426)	1,991	(10,774)	(26,253)
Ratio of earnings to fixed charges (1)	NA	NA	NA	NA	1.94	NA	NA

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of (loss) income before benefit from income taxes plus fixed charges.
Fixed charges consist of interest charges and that portion of rent expense that we believe to be representative of interest.

Losses before income taxes were not sufficient to cover fixed charges by $38.9 million, $54.0 million, $69.9 million and $49.3 million for the years ended December 31, 2014, 2013, 2012 and 2011 respectively.

Losses before income taxes were not sufficient to cover fixed charges by $11.2 million and $26.8 million for the six months ended July 4, 2015 and June 28, 2014, respectively.